CODE OF BUSINESS CONDUCT AND
ETHICS

Introduction

Trilogy International Partners Inc. (TIP or the Company) and its subsidiaries are committed to conducting themselves, and having all of their directors, officers, and employees committed to conducting themselves, in the highest ethical and professional manner in all aspects of their work for TIP. This Code of Business Conduct and Ethics has been established to provide all employees of TIP with a clear statement of TIP’s policy on the issues discussed below. The Code is intended to provide a standard to measure and guide our business conduct in ways that are consistent with the highest ethical, legal and professional standards and is also intended to protect the Company and its employees and directors from criticism or liability that might result from alleged or real conflicts of interest or unethical practices. This Code applies to all directors, officers, and employees of TIP.

Because rapid changes in our industry and regulatory environment constantly pose new ethical and legal considerations, no set of guidelines should be considered to be the absolute last word under all circumstances. Although laws and customs will vary in the many different countries in which we operate, our basic ethical responsibilities are global. In some instances, there may be a conflict between the laws of countries that apply to the operations of the Company. When you encounter such a conflict, you should consult the Company’s General Counsel to understand how to resolve that conflict properly.

No provision of the Code is intended to create a contract, either express or implied, with any employee of the Company. The provisions set forth in this Code do not alter the “at will” status of the employee, nor do they alter or affect the Employment at Will statement as set forth in the Employee Handbook. This Code is not intended to and does not, in any way, constitute an employment contract or an assurance of continued employment or create any rights in any employee, director, client, supplier, competitor, stockholder or any other person or entity. Those who violate the standards in the Code will be subject to disciplinary action, up to and including immediate termination of employment.

Compliance with Laws, Rules and Regulations

TIP and its employees and directors are subject to federal, state, and local laws and related regulations. TIP is committed to complying with the law and to having each of its employees comply as well. No employee is authorized to undertake any activities in the name of the Company, whether administrative, operating, financial, securities related or otherwise, that would violate any federal, state or local laws or related regulations.

Discrimination and Harassment

The Company is morally committed to giving all individuals an equal opportunity for employment and promotion based solely upon their individual qualifications and the valid requirements of the position. TIP is firmly committed to complying with all applicable laws prohibiting discrimination based on race, creed, color, religion, sex, national origin, marital or parental status, sexual orientation, age, disability or veteran status.

The Company’s objective is to provide every employee with a work environment that is free of discrimination or harassment based on race, creed, color, religion, sex, national origin, marital or parental status, sexual orientation, age, disability or veteran status. The Company will not tolerate any illegal discrimination or harassment of any kind.

Sexual harassment is a form of sex discrimination, and will not be tolerated in the Company’s workforce. Offensive or hostile working conditions created by sexual harassment will not be permitted. Every employee is expected to be sensitive to, and aware of, any behavior or situations which could be interpreted as harassment, including sexual harassment, and is responsible for taking immediate steps to stop any such actions or correct any such situations. Any complaints alleging sexual harassment or discrimination will be handled in a timely manner and in accordance with Company policy.

Fair Dealing

The Company has a history of succeeding through honest business competition. The Company will not seek competitive advantages through illegal or unethical business practices. Each employee and director should endeavor to deal fairly with the Company’s security holders, customers, service providers, suppliers, competitors and employees. No employee or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

Antitrust Laws

The United States, Canada and most other nations in which the Company does business have laws prohibiting certain business practices that could inhibit effective competition. These laws are broad and far-reaching. The company and its employees are committed to fully complying with all antitrust laws and regulations. The company will impose disciplinary actions, including dismissal, if an employee commits or knowingly allows a violation of the antitrust laws and regulations. These laws can be complex and any questions regarding antitrust matters should be immediately directed to the General Counsel. Employees should not engage or participate in substantive conversations, whether written or oral, with representatives of any of TIP’s competitors without obtaining prior approval from an executive officer of TIP.

Conflicts of Interest

Employees and directors of the Company must avoid situations in which their interests appear to, or do in fact, conflict with the best interests of the Company. Under no circumstance is an employee or director to enter into or otherwise approve a transaction or agreement, engage in any practice (directly or indirectly), or maintain any interest which may influence his or her judgment to act other than in the best interests of the Company. Examples of such conflicts could include, but are not limited to:

  accepting outside employment with, or accepting personal payments from, any organization which does business with the Company or is a competitor of the Company;
  accepting or giving gifts of more than modest value to or from vendors or clients of the Company;
  competing with the Company for the purchase or sale of property, services or other interests or taking personal advantage of an opportunity in which the Company has an interest;
  personally having immediate family members who have a financial interest in a firm which does business with the Company; and
  having an interest in a transaction involving the Company or a customer, business partner or supplier (not including routine investments in publicly traded companies).

Employees are expected to devote their full time and ability during their normal working hours to the service of the Company. No employee may engage in any business or secondary employment that, because of demands on such person’s time and interest, interferes with his or her obligations and responsibilities to the Company. Inappropriate use of Company’s services, name or facilities for personal business or gain is prohibited.

TIP policy requires that an employee notify his or her supervisor and the General Counsel of his or her ownership of stock of a competing company or ownership of a significant equity stake in any vendor with whom TIP conducts business.

If an employee has any questions on these issues, he or she should contact the General Counsel.

Protection and Proper Use of Company Assets

All employees should endeavor to protect the company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such a trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of Company property, information or position without the consent of the Board of Directors. No employee may use Company property, information, or position for improper personal gain, and no employee may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Offering or Accepting Gifts and Gratuities

Many vendors in our industry make it a common practice to provide gifts, favors and entertainment to the companies with whom they do business. Although the company considers it important that friendly and professional relationships be maintained with suppliers and customers, special care must be taken to ensure that favoritism, preferential treatment, and special benefits are avoided. Accepting a gift may create a conflict of interest or the appearance of a conflict of interest. Accordingly, the following guidelines have been established for accepting and offering gifts:

A gift may be accepted if it is unsolicited, is of nominal value (nominal value defined as $100 or less), and the acceptance of the gift does not obligate the employee or the Company in any manner and is not conditioned on any past, present or future business transactions. The receipt of any gift of nominal value by an employee must be promptly reported in writing to his or her supervisor. If a gift of more than nominal value is offered, it should be declined and an explanation of the Company’s policy given. It is never permissible to accept a gift in cash or cash equivalents (stock or other forms of marketable securities). Under no circumstance is an employee to seek (directly or indirectly), from customers or suppliers, gifts, payment fees, services, valuable privileges, vacations or pleasure trips without a business purpose, or loans (other than conventional loans from lending institutions), from any person or business organization that the Company does or seeks to do business with, or is a competitor of the Company.

Gift Giving

No gift of more than nominal value can be given to any individual or representative of any business concern doing business with the Company. Business related gifts exceeding $100 must be approved by an executive officer of the Company.

Entertainment and Trips

Meals or other forms of modest entertainment from customers or suppliers may be accepted, if they are extended during the normal course of business, are not being offered to influence business decisions and are not offered on a routine basis. Trips provided by vendors for non-business related events must be approved in advance by the employee’s supervisor, the General Counsel and the Chief Financial Officer. Employees should determine with their supervisor the business or non-business nature of a vendor-sponsored event prior to attending. Expenses incurred while on or at a non-business, vendor-sponsored event, including travel costs, will not be reimbursed by the Company and it will not be permissible for the vendor in such case to provide, or to reimburse an employee for, travel to such events. It is permissible for lodging, food and activity related costs to be provided by a vendor at an approved vendor-sponsored event.

Company Events

TIP may allow vendors to participate in and contribute to employee events as long as such contributions are not offered to influence business decisions and further provided that such contributions benefit the Company as a whole. Sponsorship by vendors for Company events must be approved in advance by the relevant department head, the General Counsel and the Chief Financial Officer.

Insider Trading

The Company encourages all employees to become shareholders on a long-term investment basis. However, management, employees, members of the Board of Directors and others who are in a “special relationship” with the Company from time to time, may become aware of corporate developments or plans which may affect the value of the Company’s shares (inside information) before these developments or plans are made public. Blackout periods occur certain times throughout the year and during this time, all Company employees, officers and directors are prohibited from buying or selling the Company’s securities on the Toronto Stock Exchange or such other exchange upon which the Company’s securities may be listed. In order to promote compliance with insider trading laws, the Company has established an Insider Trading Policy. When requested by the Company, employees and officers must sign an acknowledgment by which they agree to adhere to the Insider Trading Policy.

Political Contributions

The Company encourages employees to participate on an individual basis in community and political activities. Employees should keep in mind, however, that by participating they are expressing their views as a citizen and not as a representative of the company. Unless lawful and expressly approved in advance by the Chief Executive Officer and General Counsel, the Company shall not contribute Company funds to political campaigns. Employees are free to contribute their personal funds to political campaigns as they see fit. Employees will not be reimbursed by the Company for such contributions.

Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act (FCPA) and the Canadian Corruption of Foreign Public Officials Act (CFPOA) prohibit giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

Individuals who violate the FCPA or CFPOA bribery provisions may face civil and/or criminal liability. The Company is not permitted to reimburse fines imposed upon employees, officers, directors or other representatives for FCPA violations and Company employees who violate the FCPA or CFPOA may have their employment terminated for cause and their actions disclosed to the Department of Justice and/or the RCMP. Persons or entities who provide services to the Company as independent contractors, representatives or agents should expect to have their contracts terminated for cause if they violate the FCPA or CFPOA. The Company will actively seek to recoup any losses which it suffers as a result of a violation of the FCPA or CFPOA from the individual or entity who carried out the prohibited activity.

In addition, the U.S. and Canadian governments have a number of laws and regulations regarding business gratuities which may be accepted by U.S. and Canadian government personnel. The promise, offer or delivery to an official or employee of the U.S. or Canadian government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. Federal, provincial, territorial, state and local governments, as well as foreign governments, may have similar rules. For additional guidance, please contact the Company’s General Counsel or refer to the Company’s Anti-Bribery Compliance Policy or attend the FCPA online training course.

Gifts, Meals, Entertainment, Travel and other Hospitality to Foreign Officials

It is important to note that business development expenditures which are legal when made in respect of private parties may be illegal when applied to government officials. Accordingly, meals, entertainment and other normal business hospitality may only be provided to a government official if they are provided in a transparent and open manner, the cost is modest, they are not intended to influence acts or decisions of a government official, and they do not create a sense of obligation on the part of the recipient.

Gifts, meals, entertainment, travel and other normal business hospitality may be provided to a government official only if they are “reasonable”. To determine what is reasonable, the following considerations must be taken into account prior to providing any gifts, meals, entertainment or other business hospitality to government officials:

  It must be allowed by local law and regulations.

  It must comply with the Company’s business policies and practices, and with the rules and regulations of the government official’s agency or department.

  It must be directly connected to a legitimate business promotional activity or the performance of an existing contract.

  It must be consistent with normal social or business customs in the government official’s country.

  It must be provided in a transparent and open manner.

  The cost must be reasonable in the context of the relationship and the jurisdiction of the government official. When considering the reasonableness of the expense, consider the frequency with which such expenses are incurred for a particular foreign official. Modest costs frequently incurred can, when aggregated, amount to lavish and potentially improper payments.

  Gifts in the form of cash, cash equivalents, stock or other negotiable instruments must never be offered or given.

  It must not be given to create a sense of obligation on the part of the recipient or inappropriately influence the recipient’s actions or decisions.

No gifts, meals, entertainment, travel or other form of business hospitality in excess of $100 may be provided to a government official without the approval of the General Counsel.

Finance Code of Ethics

CEO and Senior Financial Officers

The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company and in other public communications made by the Company as more particularly described in the Disclosure Policy. Because of this special role, the CEO and all senior financial officers are also bound by the Finance Code of Ethics and each agrees that he or she will:

  Act with honesty and integrity, avoiding actual or apparent conflicts of interest in their personal and professional relationships.

  Make public disclosures and provide shareholders and other stakeholders and Canadian and United States securities regulators and exchanges on which the Company’s securities are listed with information that is accurate, complete, objective, fair, relevant, timely and understandable.

  Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

  Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

  Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose, and not use any such confidential information for personal advantage.

  Share knowledge and maintain professional skills important and relevant to stakeholder’s needs.

  Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

  Achieve responsible use, control, and stewardship over all Company assets and resources.

  Not unduly or fraudulently influence, coerce, manipulate, or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of Company’s financial statements or accounting books and records.

Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Company’s Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in reports to its creditors, and other public filings or communications or that would otherwise assist the Audit Committee in fulfilling its responsibilities.

The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the Chair of the Audit Committee any information he or she may have concerning:

  any violation of the Company’s Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls; or

  evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Business Conduct and Ethics or of these additional procedures.

The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Business Conduct and Ethics or of these additional procedures by the CEO and the Company’s senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Business Conduct and Ethics and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question has been advised prior to the violation as to the proper course of action and whether or not the individual in question has committed other violations in the past.

Public Communications and Disclosure of Financial Information

The Company's periodic reports and other documents filed with securities regulatory authorities, including all financial statements and other financial information, must comply with applicable provincial and federal securities laws and stock exchange rules. Each director, officer and employee who contributes in any way to the preparation or verification of the Company's financial statements and other financial information must ensure that the Company's books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with the Company's accounting and internal audit departments, as well as the Company's independent public accountants and counsel.  Each director, officer and employee who is involved in the Company's disclosure process must:

  be familiar with and comply with the Company's disclosure controls and procedures and its internal control over financial reporting; and

  take all necessary steps to ensure that all filings with securities regulatory authorities and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

Confidential Information and Disclosure

During the course of employment with TIP, certain proprietary and confidential information will be made available to employees and directors. Employees and directors are obligated to maintain the confidentiality of such proprietary information, except when disclosure is authorized or legally mandated. Reference should be made to the Company’s Disclosure Policy which reflects the Company’s commitment to providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities laws. The goal of our Disclosure Policy is to raise awareness of the Company’s approach to disclosure among the board of directors, officers and employees and those authorized to speak on behalf of the Company.

The Disclosure Policy extends to all employees and officers of the Company, its Board of Directors and those authorized to speak on its behalf. It covers disclosures in documents filed with the securities regulators and written statements made in the Company’s annual and quarterly reports, news releases, letter to shareholders, presentations by senior management, information contained on the Company’s web site and other electronic communications. It extends to oral statements made in meetings and telephone conversations with members of the investment community (which includes analysts, investors, investment dealers, brokers, investment advisers and investment managers), interviews with the media as well as speeches and conference calls. As a prerequisite and condition of employment, all employees must sign an acknowledgment by which they agree to adhere to the Disclosure Policy, which is provided to the new hire prior to his/her start date.

Compliance

Directors, officers and employees must report promptly any suspected or known violations of this Code or any other Company policies or guidelines. A possible violation of this Code by an employee other than an officer of the Company should be reported to the supervisor of the employee who commits the violation. However, any employee may report any possible violation to the General Counsel. Possible violations may be reported orally or in writing. The Company will handle all such reports discreetly and make every reasonable effort to maintain, within the limits allowed by law, the confidentiality of anyone making such a report.

A possible violation of this Code by a director or an officer of the Company should be reported to the General Counsel. If an employee believes that in a particular situation it would not be appropriate to report a possible violation by a director or officer to the General Counsel, the employee may report the possible violation to the Company’s CEO, to the Chairman of the Audit Committee of the Company’s Board of Directors, or to any other officer or director of the Company to whom the employee believes it would be appropriate to report the possible violation.

Concerns or complaints about questionable accounting, internal accounting controls, or auditing matters may be submitted confidentially and anonymously pursuant to the Company’s Whistleblower Reporting Procedure and Guidelines.

The Company will not allow retaliation for reports of possible violations made in good faith.

Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, their supervisor or the General Counsel of TIP or such other legal officer to whom the General Counsel may delegate such matters. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the General Counsel or the General Counsel’s delegate with a written description of the activity and seeking the written approval of the General Counsel or the General Counsel’s delegate. If the supervisor is himself involved in the potential or actual conflict, the matter should instead be discussed directly with the General Counsel or the General Counsel’s delegate.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

Waiver of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Board or an authorized Board committee and will be promptly disclosed as required by law or other regulations or contractual commitments that bind the Company. Any waiver of this Code with regard to any employee who is not an executive officer of the Company must be approved by the General Counsel or such other person as is designated by the CEO of the Company.

Receipt of Code of Business Conduct and Ethics

have received a copy of Trilogy International Partners Inc. (the “Company”) Code of Business Conduct and Ethics (the “Code”) and acknowledge that I have read and understand its contents. I understand my obligation to comply with this Code, and my obligation to report to appropriate personnel within the Company any and all suspected violations of this Code. I understand that the Company expressly prohibits any director, officer or employee from retaliating against any other such person for reporting suspected violations of the Code. I am familiar with all resources that are available if I have questions about specific conduct, Company policies, or the Code.

Printed Name:
Signature:
Position:
Date:

Please sign and date this receipt and return it to the Human Resources Department.